BAYSHORE PARTNERS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 211,387
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	(40,185)
Accounts payable and accrued expenses	22,811
TOTAL ADJUSTMENTS	(17,374)
NET CASH PROVIDED BY OPERATING ACTIVITIES AND NET INCREASE IN CASH	194,013
CASH - BEGINNING OF YEAR	127,224
CASH - END OF YEAR	$ 321,237

The accompanying notes are an integral part of these financial statements.